

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 22, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (605) 696-7250

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re: VeraSun Energy Corporation**
> **Amendment No. 1 to Form S-1**
> **Filed May 15, 2006**
> **File No. 333-132861**

Dear Mr. Endres:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 10
The U.S. ethanol industry is highly dependent upon a myriad of federal and state
legislation . . ., page 15

1. We note disclosure that "[a]ny changes in the tariff or exemption from the tariff could have a material adverse effect on our results of operations and financial position." Please revise your disclosure to discuss recent legislative proposals calling for the repeal or suspension of the imported ethanol tariff. To the extent known or reasonably knowable, please discuss the possible consequences of changes in the imported ethanol tariff to your business.

Dilution, page 25

2. We note your response to comment 22 of our letter dated April 27, 2006. It appears that the shares issuable upon the exercise of options and warrants held by your officers, directors, and other affiliates are currently exercisable, or will be upon completion of this offering as disclosed on page 46, and in-the-money.

Accordingly, inclusion of these securities in your dilution table appears to fall within Item 506 of Regulation S-K, which contemplates inclusion of securities "which [officers, directors, promoters and affiliated control persons] have the right to acquire . . . ." Please revise your dilution calculations to include these securities.

Put warrant, page 45

3. Please quantify the consideration to be received by TIAA upon termination of the put warrant.

Business, page 47
Company History, page 49

4. We note your response to comment 30 of our letter dated April 27, 2006. Please revise to disclose information pertaining to the acquisition of VeraSun, LLC and CeraSun Fort Dodge, LLC, in greater detail. In particular, you should disclose the date on which these transactions occurred, the purchase price paid, and the respective histories of these entities in the ethanol industry.

Principal and Selling Shareholders, page 76

5. We note your response to comment 37 of our letter dated April 27, 2006. Please revise to name the person with voting or investment control over Capitaline Renewable Energy, L.P.

Financial Statements for the Year Ended December 31, 2005
Note 1 – Nature of Business and Significant Accounting Policies, page F-7
General

6. We have read your response to comment 42 from our letter dated April 27, 2006. We note that you disclosed that other costs associated with your distribution network are included in costs of goods sold. Please disclose the types of expenses that you include in the costs and expenses of production line item and the types of expenses that you include in the selling, general and administrative expenses line item. Specifically, if true, please disclose that you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs in the costs and expenses of production line item.

Property and Equipment, page F-9

7. We have read your response to comment 43 from our letter dated April 27, 2006. Please separately disclose the types of assets that are included in railroad equipment and facility equipment. Please provide us with additional information

to help us understand the basis for the 39 and 20 years useful lives assigned to these categories of equipment. Please also tell us the total amount of assets included in railroad equipment and facility equipment.

Note 7 – Long-term debt and restricted cash, page F-15

8. We have read your response to comment 44 from our letter dated April 27, 2006. Please disclose, if true, that each subsidiary guarantor is "100% owned" as defined by Rule 3-10(h)(1). In this regard, please identify the guarantor subsidiaries, and clarify whether Verasun Charles City, LLC is a guarantor subsidiary. If so, please also disclose whether it is 100% owned.

Financial Statements for the Quarter Ended March 31, 2006
Note 4 – Stock-Based Compensation, page F-36

9. Please provide us an analysis of the stock-based compensation, including warrants that you granted from January 1, 2005 through the date of your response letter. Tell us how you determined fair value at each relevant date. To the extent applicable, please reconcile the fair values you determined for your common stock to contemporaneous equity transactions and the anticipated IPO price range.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: John R. Thomas, Esq. (*via facsimile* 503/220-2480)
        Stoel Rives LLP
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